Exhibit 99.1

Xylo Technologies: Revoltz Launches Commercial Phase of PORTO EV in Israel with First 50 Vehicles Delivered to Exclusive Distributor

Marks First Global Commercial Rollout of the Innovative Last-Mile Micro EV

TEL AVIV, Israel, April 10, 2025 (GLOBE NEWSWIRE) -- Xylo Technologies Ltd. (Nasdaq: XYLO) (“Xylo” or the “Company”), a technology-based company engaged in advanced innovative technologies, announced today that Revoltz Ltd. (“Revoltz”), which is 19.9% held by Charging Robotics, Inc. (OTC: CHEV) (“Charging Robotics”), a Delaware corporation quoted on the OTC Market (62.22% owned by Xylo), has started the official launch of its commercial phase in Israel for the PORTO EV, its flagship electric micro vehicle tailored for last-mile delivery. This milestone follows the recent regulatory approval by the Israeli Standards Institute and signifies the first global commercial deployment of the PORTO EV.

Built for agility and function, the PORTO EV features:

●	High-volume cargo space over both axles

●	Full-day range on a single charge

●	License-free operation for users 16+ (under Israeli regulation)

Revoltz has delivered the first 50 units to its exclusive distributor in Israel, initiating sales operations across key urban centers. This delivery is part of a previously announced five-year, $2.7 million distribution agreement, which includes an initial commitment of 150 vehicles in the first year. The five-year agreement includes annual milestones and scaled-up sales targets, with the distributor providing service and maintenance for the PORTO EVs, focusing mainly on the local delivery market.

“This marks a major leap from development to deployment,” said Amir Zaid, CEO and co-founder of Revoltz. “Starting commercial sales in Israel validates the strong demand for sustainable, high-performance solutions in last-mile delivery. We are excited to see PORTO EVs hit the streets and contribute to cleaner, more efficient urban transport.”

The Israeli distributor will manage sales, service, and maintenance operations and is actively targeting local delivery fleets, logistics companies, and small businesses seeking cost-effective and environmentally friendly urban mobility.

The commercial rollout comes as the demand for compact electric vehicles continues to rise, particularly in dense urban environments where noise, pollution, and congestion are key concerns.

About Xylo

Based in Israel, Xylo Technologies Ltd. (Nasdaq: XYLO) is a technology company focused on innovative growth partnerships, mainly in the advanced medical solutions, digital commerce, and electric vehicle markets. Xylo’s affiliations in the medical solutions arena include ownership in Polyrizon Ltd. The Company’s affiliates in digital commerce include Gix Internet Ltd. and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics, Inc. and Revoltz Ltd. are also part of the Company’s portfolio of technology solution providers. Other affiliations of the Company include Zig Miami 54 LLC.

Xylo is traded on The Nasdaq Capital Market. To learn more about Xylo’s advanced technologies, please visit https://ir.xylotech.ai/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Xylo’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Xylo could differ materially from those described in or implied by the statements in this press release. For example, Xylo cannot guarantee the impact of the PORTO EV’s commercial launch in Israel on Revoltz’s financial or operational results.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed in any filings with the SEC. Except as otherwise required by law, Xylo undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Xylo is not responsible for the contents on third-party websites.

Company Contact:

Tali Dinar
Chief Financial Officer
ir@xylotech.ai

Investor Relations Contact:

Michal Efraty
Investor Relations,
michal@efraty.com